07022725

RECEIVED

2007 APR 19 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

United Overseas Land Ltd

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 30 March 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED

APR 23 2007

THOMSON FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw/nur

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED (Company Reg. No. 196300438C)

PROPOSED ACQUISITION OF "PAN PACIFIC" HOTEL OPERATIONS

The Board of Directors of UOL Group Limited (the "**Company**") is pleased to announce that the Company has today entered into conditional agreements (collectively, "**Agreements**") with Tokyu Corporation, a company incorporated in Japan, to acquire, as a package (i) 41.47% interest in the share capital of P.T. Sarinitokyu Hotel International ("**PT Sarini**") which owns the 400-room Sari Pan Pacific Hotel in Jakarta, Indonesia and (ii) 100% interest in the share capital of Pan Pacific Hotels and Resorts Pte Ltd ("**PPHR**") which provides hotel management services ((i) & (ii) collectively, the "**Acquisition**") for a total consideration of S$6.5 million (the "**Consideration**"). The Consideration was arrived on a 'willing buyer willing seller' basis and is subject to adjustments in the event the other shareholders of PT Sarini exercise their pre-emptive rights. 10% of the Consideration has been paid and the balance of the Consideration shall be paid on completion. Upon completion of the Acquisition, PPHR shall become a subsidiary and PT Sarini will become an associated company of the Company.

PPHR owns the "Pan Pacific" brand and currently manages 12 hotels/resorts with over 3,800 rooms in various countries in the Asia-Pacific region and North America.

The Acquisition is in line with the Company's intention to enlarge its hotel portfolio, broaden its brands and will complement the hotel management capability of the UOL group of companies.

The Company intends to fund the Consideration from internal resources and external borrowings. The Acquisition is not expected to have a material financial impact on the net tangible asset per share or earnings per share of the Company and its subsidiaries for the financial year ending 31 December 2007.

The Board is not aware that any Director or any of the substantial shareholders of the Company has any interest, direct or indirect, in this Acquisition.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 30 March 2007 to the SGX

END